Exhibit (a)(1)

March 6, 2006
Dear Stockholder:
      On February 21, 2006, Lafarge S.A., through a wholly-owned subsidiary, commenced a tender offer to acquire all of the outstanding shares of Lafarge North America’s common stock not already owned by Lafarge S.A. and its subsidiaries for $75.00 per share. As part of the transaction, Lafarge S.A. is also offering to purchase all outstanding exchangeable preference shares of Lafarge Canada Inc., a subsidiary of Lafarge North America.
      The Lafarge North America board of directors established a Special Committee, comprised of directors who are unaffiliated with Lafarge S.A. to review, evaluate, make recommendations to Lafarge North America’s stockholders (other than Lafarge S.A.) and to respond to, or take other actions as appropriate with respect to, the tender offer.
      Enclosed is a solicitation/recommendation statement on Schedule 14D-9 prepared by Lafarge North America and authorized by the Special Committee, which was filed today with the Securities and Exchange Commission, containing certain information concerning the tender offer, including a discussion of Lafarge S.A.’s relationship with Lafarge North America and the potential for conflicts of interest of Lafarge North America, its directors, officers and affiliates.
      As indicated in the solicitation/recommendation statement, the Special Committee, together with its advisors and the Lafarge North America management, has been engaged in the process of reviewing and evaluating the terms of the tender offer. However, for the reasons described in the enclosed solicitation/recommendation statement, the Special Committee has determined that it is unable to take a position with respect to the tender offer at the current time.

The Special Committee requests that stockholders of Lafarge North America take no action and not tender their shares of Lafarge North America’s common stock with respect to the tender offer at the current time, and instead defer making a determination whether to accept or reject the tender offer until the Special Committee has advised stockholders of its position or recommendation, if any, with respect to the tender offer.
      In connection with the Special Committee’s determination, the Special Committee has requested, and Lafarge S.A. has agreed, that upon the filing of this solicitation/recommendation statement, the expiration date of Lafarge S.A.’s tender offer will be extended for at least two weeks from midnight on March 20, 2006 to midnight on April 3, 2006.
      The Special Committee encourages you to review the enclosed solicitation/recommendation statement in its entirety, because it contains important information.
      Thank you for your careful consideration of this matter.

Sincerely,

Marshall A. Cohen
Chairman of the Special Committee of
The Board of Directors